Exhibit n.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Selected Financial and Other Data”, “Senior Securities” and “Independent Registered Public Accounting Firm” and to the inclusion of our reports (a) dated March 28, 2014 with respect to the consolidated statement of assets and liabilities, including the consolidated schedule of investments, of Capitala Finance Corp. as of December 31, 2013, and the related consolidated statements of operations, changes in net assets, and cash flows for the year then ended, and the consolidated financial highlights for the year ended December 31, 2013, and (b) dated March 31, 2014 with respect to the Senior Securities table of Capitala Finance Corp. as of December 31, 2013, included in the Pre-Effective Amendment No. 1 to the Registration Statement (Form N-2 No. 333-193374).

/s/ Ernst & Young LLP

Charlotte, NC

March 31, 2014